The following communication was distributed to certain of DIRECTV’s business partners:

AT&T AND DIRECTV DEALER
FREQUENTLY ASKED QUESTIONS
L&I

1.	What does the DIRECTV/AT&T deal mean for the future of my dealership?

•	Both AT&T and DIRECTV recognize that a large measure of our success is due to the expertise and collaboration of our Dealer Partners. For everyone involved this transaction is truly a win-win, and will provide numerous growth opportunities for our Dealer Partners.

2.	Will DIRECTV still enter into long-term (5 year) agreements with our business?

•	Yes. Until the transaction closes, we remain separate companies and we must continue to focus on our business and everything that’s made us successful. We will stand behind agreements that are signed.

3.	I currently have a 5 year agreement with DIRECTV. Will you continue to honor this agreement?

•	Yes. We will stand behind agreements that are signed.

4.	How will the merger affect my commissions?

•	We do not anticipate any material changes in commissions for the foreseeable future.

5.	What will happen to the deal if NFL SUNDAY TICKET does not get renewed?

•	DIRECTV is highly confident that it will renew its deal with the NFL before the AT&T transaction closes. The NFL has also publicly reiterated their confidence that a deal will be reached with DIRECTV, and on an exclusive basis. We look forward to working with the NFL for many years to come.

6.	Will DIRECTV look to be more aggressive for growth this year or more conservative?

•	DIRECTV has always been extremely aggressive and will continue to be so. Our sales goals and how we plan to achieve them have not, and will not change. We will continue to focus on our business and remain the number one satellite provider in the world.

7.	Who will be managing the DIRECTV side of the business, AT&T or DIRECTV?

•	Until the transaction closes, we remain separate companies. There should be no change to our operations or how we go about our business. After the completion of the sale, DIRECTV will continue to be headquartered and managed out of our El Segundo office, just as it always has been.

AT&T AND DIRECTV DEALER
FREQUENTLY ASKED QUESTIONS
L&I

8.	Culturally do we anticipate any changes for better or worse?

•	DIRECTV and AT&T share very similar cultural priorities. We have a similar dedication to innovation and customer service, and we both place a high emphasis on teamwork, collaboration and trust. We fully expect changes for the better.

9.	How should I respond to existing and new customers that ask about the merger?

•	The following points are the key customer messages:

o	Until the transaction closes, we will continue to operate as separate companies, and are still committed to providing exceptional customer experience and the best video entertainment experience in the world.

o	For our valued customers, this is truly a win-win.

o	Together, DIRECTV and AT&T will be well-positioned to realize substantial incremental growth by offering consumers competitive and innovative broadband, video and mobile services.

o	Given its distribution scale, we believe that the combined company will better meet consumers’ future viewing and programming preferences, whether traditional pay TV, on-demand video services like Netflix or Hulu streamed over a broadband connection (mobile or fixed) or a combination of viewing preferences on any screen—mobile, TV, laptop, tablet, or on a backseat display in a connected car.

o	The combined company will cover 70 million customer locations and be a stronger competitive alternative to cable with a better customer experience.

Encourage our customers to go to DIRECTV.com to find more information.

US_ACTIVE:\44488849\1\53356.0111 PRODUCED BY DIRECTV MARKETING COMMUNICATIONS DEPARTMENT. FOR SALES PERSONNEL USE ONLY. NOT FOR PUBLICATION OR CUSTOMER DISTRIBUTION.

AT&T AND DIRECTV DEALER
FREQUENTLY ASKED QUESTIONS
L&I

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV’s and AT&T’s filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s website at http://www.directv.com. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s website at http://www.att.com.

US_ACTIVE:\44488849\1\53356.0111 PRODUCED BY DIRECTV MARKETING COMMUNICATIONS DEPARTMENT. FOR SALES PERSONNEL USE ONLY. NOT FOR PUBLICATION OR CUSTOMER DISTRIBUTION.

AT&T AND DIRECTV DEALER
FREQUENTLY ASKED QUESTIONS
L&I

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/ prospectus regarding the proposed merger when it becomes available.

US_ACTIVE:\44488849\1\53356.0111 PRODUCED BY DIRECTV MARKETING COMMUNICATIONS DEPARTMENT. FOR SALES PERSONNEL USE ONLY. NOT FOR PUBLICATION OR CUSTOMER DISTRIBUTION.